April 26, 2005

VIA EDGAR AND FACSIMILE

Mr. Paul Cline, Senior Accountant

Mr. Michael Volley, Staff Accountant

U.S. Securities and Exchange Commission, Mail Stop 4-8

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                             City National Corporation Form 10-K

Filed March 15, 2005

SEC File No. 001-10521

Dear Messrs Cline and Volley:

On behalf of City National Corporation (the “Company”), this letter is in response to the comment letter dated April 12, 2005 from Mr. Cline to Mr. Carey with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (the “10-K”).  The text of your letter has been included for your reference and the Company’s response is presented below each comment.

1.  Accounting for Derivatives and Hedging Activity – page A-6

Please revise your disclosures for your fair value and cash flow hedges as follows:

•                  Describe how and when you test your hedges to determine that they meet the criteria for initial and subsequent period hedge accounting;

•                  Disclose when you report realized and unrealized gains and losses on hedges and hedged items in your statement of income; and

•                  Specifically disclose the hedged item for each of your hedges.

Supplementally provide us with your proposed disclosure.

Form 10-K - Page A-6 –Proposed Revised Disclosure:

Accounting for derivatives and hedging activities

In accordance with Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended (SFAS No. 133), the Company recognizes derivatives as assets or liabilities on the balance sheet at their fair value. The treatment of changes in the fair value of derivatives depends on the character of the transaction.  As part of its asset and liability management strategies, the Company uses interest rate swaps to reduce cash flow variability and to moderate changes in the fair value of long-term financial instruments.

In accordance with SFAS No. 133, the Company documents its hedge relationships, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction at the time the derivative contract is executed. This includes designating each derivative contract as either (i) a “fair value hedge” (a hedge of a recognized asset or liability), (ii) a “cash flow hedge” (a hedge of a forecasted transaction or of the variability of the cash flows to be received or paid related to a recognized asset or liability) or (iii) an “undesignated hedge” (a derivative instrument not designated as a hedging instrument whose change in fair value is recognized as a benefit for protection against changing interest rates) and then linking all derivatives designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet.  The Company did not have any undesignated hedges during 2004 and 2003.

Both at inception and at least quarterly thereafter, the Company assesses whether the derivatives used in hedging transactions are highly effective (as discussed in SFAS No. 133) in offsetting changes in either the fair value or cash flows of the hedged item.  For cash flow hedges, in which derivatives hedge the variability of cash flows related to loans that are indexed to US dollar LIBOR, the interest rate payment characteristics of LIBOR based loans are analyzed, and interest rate swaps are executed to match the key terms of the underlying loan transactions, thus ensuring the effectiveness at inception. At least quarterly, the LIBOR loan portfolio is evaluated and compared to the related interest rate swap transaction to ensure continuing effectiveness.  For fair value hedges, in which derivatives hedge the fair value of certificates of deposits, subordinated debt and other long-term debt, the interest rate swaps are structured so that all key terms of the swaps match those of the underlying debt transaction, therefore ensuring hedge effectiveness at inception. On a quarterly basis, fair value hedges are analyzed to ensure that the key terms of the hedged item and hedging instrument remain unchanged, therefore ensuring continuing effectiveness.

For fair-value hedges, the effective portion of the changes in the fair value of derivatives is reflected in current earnings on the same line in the consolidated statement of income as the hedged item, i.e. included in interest expense on deposits, other long-term debt and subordinated debt. The ineffective portion of a change in a fair value hedge (the difference between changes in the fair value of the interest rate swap agreement and the hedged item) is recognized in other non-interest income in the consolidated statement of income.  Fair values are determined from verifiable third-party sources that have considerable experience with the interest rate swap market.

For effective cash-flow hedges, changes in the derivatives’ fair value are reported in other comprehensive income. When the cash flows associated with the hedged item are realized, the gain or loss included in other comprehensive income is recognized on the same line in the consolidated statement of income as the hedged item, i.e. included in the interest income on loans. To the extent these derivatives are not effective, changes in their fair values will be immediately recognized in other non-interest income in the consolidated statement of income.

For both fair value and cash flow hedges, the periodic accrual of interest receivable or payable on interest rate swaps is recorded as an adjustment to net interest income for the hedged items.

The Company discontinues hedge accounting prospectively when (i) a derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item, (ii) a derivative expires or is sold, terminated, or exercised, (iii) a derivative is de-designated as a hedge, because it is unlikely that a forecasted transaction will occur; (iv) the Company determines that designation of a derivative as a hedge is no longer appropriate.

If a derivative instrument in a fair value hedge is terminated or the hedge designation removed, the previous adjustments to the carrying amount of the hedged asset or liability are subsequently accounted for in the same manner as other components of the carrying amount of that asset or liability. For interest-earning assets and interest-bearing liabilities, such adjustments are amortized into earnings over the remaining life of the respective asset or liability. If a derivative instrument in a cash flow hedge is terminated or the hedge designation is removed, related amounts reported in other comprehensive income are reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings.

This discussion, as revised, will be incorporated into the Company’s future filings on Form 10-K as requested.

2.  Provision for Credit Losses – page A-13

We note that you have not recorded a provision for credit losses since the second quarter of 2003.  Please revise your discussion of the results of operations in MD&A to specifically discuss the changes in asset quality, to explain how those changes have affected your allowance for loan losses and the provision for credit losses and to discuss the related trends on income.

Form 10-K – Page A-13 – Proposed Revised Disclosure:

Provision for Credit Losses

The Company accounts for the credit risk associated with lending activities through its allowance and provision for loan losses.  The provision is the expense recognized in the income statement to adjust the allowance to the level deemed appropriate by management, as determined through application of the Company’s allowance methodology procedures. (See “Critical Accounting Policies” on page A-5.)

The Company has not recorded a provision for loan losses since the second quarter of 2003. This was attributable to the continued strong credit quality of the Company’s loan portfolio, modest loan growth, changing economic conditions in 2003 and 2004 and management’s ongoing assessment of the credit quality of the loan portfolio. The key indicators of the improving asset quality of the loan portfolio during the period were an improvement in credit risk ratings, a decline in non-performing assets and low levels of net charge-offs. Total non-performing assets (nonaccrual loans and ORE) decreased from $42.3 million at December 31, 2003 to $34.6 million at December 31, 2004. Net loan charge-offs decreased from $27.5 million during the year ended December 31, 2003 to $5.7 million during the year ended December 31, 2004. In addition, although the Company’s residential mortgage portfolio experienced a higher loan growth rate in 2003 and 2004 (as compared to more modest loan growth in other loan categories), since this loan portfolio has low loss characteristics, the increase did not significantly impact the allowance for loan losses.

In response to the improving credit performance and economic conditions, the Company considered it appropriate not to record a provision for loan losses in the second half of 2003 and during 2004. Refer to “Balance Sheet Analysis – Asset Quality – Allowance for Loan Losses and Reserve for Off-Balance Sheet Credit Commitments” [on pages A-28 through A-33] for further information on trends in net charge-offs and non-performing assets as well as other factors considered by the Company in assessing the credit quality of the loan portfolio and establishing the allowance for loan losses.

As a result of not recording the provision for loan losses since second quarter of 2003, the Company’s net income was positively impacted in 2003 and 2004.  The Company expects that the provision for credit losses may be higher in 2005 if loan growth continues and if the levels of nonperforming loans and net charge-offs increase.  (See page A-29, “Balance Sheet Analysis – Asset Quality – Allowance for Loan Losses and Reserve for Off-Balance Sheet Credit Commitments.”)

This discussion, as revised, will be incorporated into the Company’s future periodic filings as requested.

The Company specifically acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (310) 888-6777.

Very truly yours,

/s/ Christopher J. Carey
Christopher J. Carey
Executive Vice President,
Chief Financial Officer

cc:	Michael B. Cahill
Executive VP
General Counsel & Secretary